Exhibit 6

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON FILES ANNUAL REPORT ON FORM 40-F

Toronto, ON – March 15, 2013… Denison Mines Corp. (TSX: DML) (NYSE MKT: DNN) (“Denison” or the “Company”) today announced that it has filed its 2012 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC). Denison’s Form 40-F, which includes its audited financial statements for the year ended December 31, 2012, is available on Denison’s website at www.denisonmines.com (by clicking on “Investor Relations - Reports & Filings”) and on the SEC’s website at www.sec.gov/edgar.shtml. In addition, Denison has filed its Annual Information Form with Canadian regulatory authorities.

Holders of Denison’s securities may receive a free printed copy of the Company’s most recent Form 40-F and Annual Report, including the audited financial statements, by sending an email request to info@denisonmines.com, by submitting a request online at www.denisonmines.com (by clicking on “ECommunications” on the Investor Relations page), or by writing to Denison Mines Corp., Atrium on Bay, 595 Bay Street, Suite 402, Toronto, ON M5G 2C2, Canada.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes 32 projects and totals over 530,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project, in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan Joint Venture, in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division and is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For further information about Denison, please contact:

Ron Hochstein President, CEO & Director (416) 979-1991, ext. 232	Sophia Shane Investor Relations (604) 689 - 7842